Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

CSR plc

Q2 and Half-Year 2011 Results

Joep van Beurden

CEO

So good morning and welcome to CSR’s Q2 2011 and half year 2011 results presentation. My name is Joep van Beurden, CEO, and with me here are Will Gardiner, our CFO, and Cynthia Alers, our Investor Relations Director. Will and I will be making forward-looking statements. Actual results may differ for various reasons, such as listed on this slide. Today’s agenda, first I will give you an overview of our Q2 performance. Then Will will review the numbers . I’ll do the outlook and we’ll go to Q&A.

So we’ll start with the Q2 overview. Our business is resilient in the face of increasing economic uncertainty. For Q2 we report strong underlying profitability of $24.2m. This is 12.5% of revenue of $193.9m.

Our audio and consumer, and automotive business are both performing well. Especially the audio market for stereo products is showing strong growth and, as you know, CSR has a leading position in audio overall, but we are particularly strong in the high-end segment so we benefit from that stereo opportunity. And the automotive capacity constraints have lifted at the end of Q2 as we brought on a second source supplier.

I’m pleased to report that we are making good progress with development of our new generation of 40 nanometer products. As you know, we are developing all CSR’s IP blocks on 40 nanometers, which we feel provides us with competitive advantage throughout our business.

When it comes to our transaction with Zoran, we reiterate our expectation that the deal will be more than 15% accretive in 2012. And we see exciting strategic opportunities by combining Zoran’s video and imaging IP with CSR’s connectivity, location and audio. The integration planning is well underway and we are on track to close the transaction during the third quarter. For 2011 we are declaring an interim dividend of [$0.03].

So let me share some more detail on the performance of our business units, starting with Handsets. We had revenues of $68.2m, a 24% decline relative to Q2 of 2010 and

Q2 and Half-Year 2011 Results	CSR plc

flat relative to Q1 2011. And this reflects ongoing weakness in certain parts of the handset market.

We had key design wins in smartphones during the quarter. SiRFstarIV launched successfully in the Samsung Galaxy SII, which has started to contribute meaningfully to our revenue. And we are pleased to report further design wins from ZTE and other Asian OEMs. And back to my earlier point on our 40 nanometer products. We have demonstrated our next generation 40 nanometer location platform to a tier one customers. And finally, our 40 nanometer Bluetooth WiFi combo product is in the final stages of development.

So next let’s talk about Audio and Consumer Electronics business units. We had revenues of $69.2m, a 3% decrease relative to a very strong Q2 of 2010 and an increase of 39% relative to Q1 2011. Our first half Audio and Consumer revenue was $119.1m or 4% higher than the first half of 2010.

We are maintaining our market leadership in the headset segment, very much focused on performance and differentiation. As I mentioned, the audio market for stereo products is showing strong growth and with our brand new CSR8670 audio chip we are positioned to make full use of that. CSR8670 is the first Bluetooth audio platform to integrate embedded flash, enabling our customers to differentiate their products while at the same time significantly improving performance. The product family also integrates many of the components, which are traditionally found around a Bluetooth headset chip, which enables our customers to miniaturize their designs while at the same time reducing costs. We are very proud of this product.

We continue to add design wins for Bluetooth low energy in, for example, the markets for mice and keyboards. We are adding new design wins to our PC pipeline and in cameras our previously announced [circuits] with Panasonic, Canon and Fuji are ramping.

Finally, our Automotive and PND business unit. We had revenues of $56.5m, a 6% decline relative to Q2 of 2010 and an increase of 24% relative to Q1 2011. Our first half Automotive revenue was $102.2m or 2% lower than the first half of 2010.

We continue to add design wins in all our technologies to our automotive pipeline. For instance, we have added three WiFi design wins for a total of 13. We have four lead customers for our next generation automotive infotainment and navigation SOC, yet another example of the progress we are making with our 40 nanometer product portfolio. We also have a major design win for our next generation 40 nanometer low cost location platform and this is with a customer that was lost on the back of the GPS litigation with Broadcom that we have now regained. Finally, we auto-qualified, CSR8311 with high definition voice and Bluetooth low energy and this product is sampling with key customers.

And with that, I hand over to Will.

Q2 and Half-Year 2011 Results	CSR plc

Will Gardiner

CFO

Thank you Joep and good morning. So turning to the financial highlights, so overall we delivered a strong performance financially in the quarter, with all of our metrics ahead of market expectations. The key areas of strength were strong gross margins of 49.8%, up 2.3 points on the prior year period and up 70 basis points from the first quarter.

Operating expenses decreased in the quarter from $80.9m in the second quarter of 2010 to $72.3m in the second quarter of this year as a result of a decrease in litigation expense, IP expense and variable employee expenses. As a result, we delivered strong operational profitability with operating profit of $24.3, up from breakeven in the first quarter and flat on the year earlier period. At 12.5%, our operating profit is improving and moving closer to our longer-term target of 15% to 20%. Finally, we delivered significant operating cash flow in the quarter, of $31m.

Let me bring a couple more points to your attention. So our revenue was $193.9m, which was down from $220.7m in the year earlier period but towards the top end of our guidance range. Secondly, we delivered EPS of $0.09 per share, which is down on the $0.12 per share we delivered last year but ahead of consensus of $0.07.

And as I mentioned, while our operating profit was flat year on year, the decline in earnings per share was due to a higher underlying effective tax charge of $7.3m this year versus $2.9m in the second quarter last year. The charge last year was lower as we were still benefiting from elements of the legacy’s SiRF tax structure. For the rest of the year we still expect the underlying effective tax rate to be in the low 20s, but we do not expect to pay any cash tax during the year.

As our Audio and Consumer, and Automotive businesses have grown faster than our Handset business, our business has continued to shift. For the first time the Handset business is no longer our largest business, a trend that is likely to continue especially once we complete the Zoran transaction. In the second quarter of 2011, 35% of our business was in Handsets relative to 41% in the second quarter of 2010. 36% of our business was in Audio and Consumer relative to 32% last year. And 29% of our business was in Automotive versus 27% last year. And once again this marks a fundamental shift in our business towards areas that are higher gross marginand where we fundamentally control more of the platform and have leading market positions with very high market shares.

Our gross margins continue to improve and we’re comfortably within, or probably fair to say, at the high end of our high 40s gross margin target range. But then we emphasize we’re not changing that range at this point. This reflects the ongoing shift in mix within our business as well as increasing success of newer higher margin products. And also, as we have often mentioned, this also reflects the success of our platform strategy as we are increasing business in areas where we have strong control points. And deliver full platform solutions for our customers. And once again, the Zoran transaction should help us to further extend this strategy.

As projected, our operating expenses declined during the quarter. Underlying R&D declined from $49.7m in the first quarter to $47.8m as a result of lower spending on

Q2 and Half-Year 2011 Results	CSR plc

IP during the quarter. Underlying SG&A declined from $30.7m to $24.5m as our litigation expense as well as some variable employee expenses declined. Overall we continue to expect operating expenses to be from the $305m to $315m range that we have guided to you before. Maybe an obvious point but for the avoidance of doubt, that’s without taking account of the Zoran transaction.

With regards to working capital, our inventory is well under control with inventory days dropping to 90 as we worked down the inventory we had built for the ramp of some new products. And our debtor days were also well under control at 35 as we had strong cash collections in the quarter.

Finally, turning to cash flow, we delivered strong cash flow from operations of $31m. And this was driven by a combination of the strong profitability as well as good working capital management that I’ve just described. We then returned $35m — sorry, $33m of cash to for our shareholders, through a combination of $11m in the payment of our first dividend and $22m, which is the last element of our share buyback program. And again, as we have said before, we will not continue the buyback post completion of the Zoran transaction.

Thank you very much for your attention and with that I’ll turn it back over to Joep.

Joep van Beurden

Thank you Will. So before I summarize let me give you a quick overview of where we are with the Zoran transaction. We’re very excited about the transaction as it further broadens our range of technologies, markets and customers. And with Zoran we will be addressing the growing market for connective multimedia devices such as automotive infotainment, digital cameras and digital TVs. The transaction is financially attractive and expected to be more than 15% accretive in 2012.

Our integration planning is well underway and I reiterate with confidence our overall synergy target of $35m in SD&A, $15m in cost of goods and $20m in right-sizing underperforming businesses. We expect these OpEx and cost of goods reductions to be delivered by the end of Q1 2012. And finally we are on track to close the transaction during the third quarter.

Brings me to the outlook. In the face of a tough economic environment our business is resilient as a result of our diversification over the past years. We intend to continue to broaden our base both in terms of IP and in terms of markets we are playing in through investment in our road map and through M&A transactions such as the Zoran transaction. As we mentioned, we expect to complete that during Q3. In the second half of 2011, despite the difficult economic situation we are expecting our business to follow normal seasonality and for Q3 we expect a revenue between $200m and $220m. The midpoint of which is about 8% higher than our Q2 revenue.

And with that, let’s go to questions. Nick?

Q2 and Half-Year 2011 Results	CSR plc

Q&A Session

Nick James - Numis Securities

Morning. Just a couple of questions on the outlook in terms of both the Handset business and the Automotive business. If you could just update us on the expected mix between handsets, smartphones and feature-phones and in automotive between in-dash automotive and the PND market?

Joep van Beurden

Yes. As you know, we don’t typically break it out in that level of detail.

Nick James

Maybe, is it changing?

Joep van Beurden

Let me get to that. So I’d say, as Will mentioned in his remarks, I think this was the first quarter where our Handset was no longer the largest. We expect that trend to continue for a little while. We’ve also talked about the mix in feature-phones and smartphones.

Now, clearly the exposure to smartphones on the back of the win with Samsung Galaxy S2 is improving. But we’re still very much focused on our Bluetooth WiFi combo for the next, the second half of next year to further improve that exposure. On the feature-phone side, the ramp with our Bluetooth product we talked about over the past couple of quarters is happening. So I think that is all in line with our expectations.

When you come to Automotive, you see the PND market and then the in-dash. So the PND market, specifically in the Western world, is not doing all that well, as you know. We are more exposed, by the way, to the Chinese part of the PND, the white box market, where it is a touch better. But the overall trend is that PNDs get designed in into in-dash. And if you look at all traction, the pipeline we have, we talked about these four design wins that will ramp into production a little bit later. We are very much at the heart of that trend. So I expect a swing from PNDs, standalone PNDs to in-vehicle navigation and in-dash and we’re going to make full use of that.

Nick James

Okay, great. And then I think you also mentioned that there was an Automotive win where you displaced Broadcom or Broadcom had displaced you and you then subsequently displaced them again. So could you just give us a bit more on that?

Joep van Beurden: Yes. I don’t want to name the customer but this is, indeed, with a low cost SOC platform. This is, by the way for a PND product. We have a material win in Asia and this was a customer that was lost. It pre-dated a little bit to this sort of transaction, by the way. On the back of that litigation and we have now regained that slot.

Nick James

Great. Thanks very much.

Q2 and Half-Year 2011 Results	CSR plc

Joep van Beurden

Alright. Francois?

Francois Meunier - Morgan Stanley

Just a simple question actually on the guidance for Q3. We all know that usually Q3 is very much back end loaded into September. You’re always quite good at giving a guidance, but I just wanted to know how much is it dependent on September this time.

Joep van Beurden

Will, do you want to —

Will Gardiner

Quite happy to answer that. It’s not — maybe I should start with a broader picture. I think our guidance for Q3 is obviously done and formulated in the same way we always would do that. So it is a function of the range as where we see the end points of the range and that’s the way we look at it. Do I think is it a different sort of a shape that it would have been in the prior quarter? Not in a significant way. No. So I think it’s as we would have normally done it.

One thing I would say about Q3 is that, over maybe the last month I would say we have seen some more weaknesses, as Joep alluded to, on the macro side. So it’s as I think many of our peers have done, but that’s not impacting the shape of the guidance, I wouldn’t say.

Francois Meunier

And in terms of inventory days, well done on cutting them from 150 to 90 or thereabouts.

Will Gardiner

149, yes.

Francois Meunier

For Q3 where do you expect inventory days to go?

Will Gardiner

I wouldn’t forecast a number, but I would say we’re very much comfortable that it’ll stay in good shape, around —

Francois Meunier

Around 90?

Will Gardiner

Similar level to where we are currently. But I — you know.

Francois Meunier

Yes, depending on management, obviously. Okay, thanks.

Q2 and Half-Year 2011 Results	CSR plc

Joep van Beurden

Thanks. Didier?

Didier Scemama - RBS

Yes. First on the GPS business. Sorry to talk about Handsets, even though it’s a declining part of the business, but congratulations on your Galaxy SII win. I’m just wondering, can you talk about maybe a broadening of the engagement with Samsung on the GPS front, i.e. more models?

And secondly, many of the semiconductor companies have talked about orders being cut in late June, early July. So I was wondering, given that you are one of the first, together with Wolfson, to talk about order cuts, have you seen the similar order cuts in late June, early July, or have you seen actually a stabilization? And in particular, one of your largest customers, Nokia, has talked about stabilization of orders in their conference call so I was just wondering in the handset space if you’ve seen any stabilization or worsening of trends. Thanks.

Joep van Beurden

So firstly on the GPS side, I think, how many GPS, the SiRFstar IV obviously very high performing product. Very proud of our win with Samsung. That is, in itself, we talk about the Galaxy SII, but, as you know, that consists of various different models for different regions and different markets. So that in itself constitutes multiple wins. On the back of that the engagement in that customer continues. We talked –- we obviously have a road map that we share with them, but there is also a bit of a halo effect on other customers around that. So we talked about other Asian OEMs that are designing this in and we talked about ZTE. So I think that overall picture is quite healthy.

The general — Will just talked about the fact that over the past weeks there has been an additional slowdown of the economy. We have seen that with many of our peers. That’s not really handset specific; it’s more a generic. It’s linked to consumer confidence around the debt-ceiling issues in the US, the debt crisis in Europe. I was in China not very long ago. The Chinese market is still growing, but not as buoyant as it used to be. So the overall economic feature I think is pretty tough. And in that context we have seen and many of our peers have seen indeed a little bit of a drop off over the past couple of weeks, but I wouldn’t be specific to any customers, or even any segment. It’s more general than that.

Didier Scemama

Sorry to be insisting. I’m just trying to reconcile what is, to be frank, a pretty strong guidance for Q3 with mixed signal on the economy front and certainly peers that are talking about order cuts. So what I’m trying to say is have you seen a stabilization with orders to justify the jump in Q3? That’s all.

Joep van Beurden

So I would say, what I would say on that, Didier, is that if you look at our overall business we talk about its resilience. So clearly in some areas we feel the same pressure as other customers, but we have some offsetting things that help us. So in

Q2 and Half-Year 2011 Results	CSR plc

the Handset it’s the Samsung Galaxy S2. In ACBU we talked about the stereo market that’s clearly helping us. And on the Automotive side we’ve talked about these capacity constraints. So it’s a game of pluses and minuses but because we have quite some pluses I think that is why you see normal seasonal guidance from us.

Didier Scemama

Great. Well done.

Joep van Beurden

Okay.

Sandeep Deshpande - JP Morgan Cazenove.

A quick question on new products and the ramp of new products into 2012. Clearly there is a soft spot in the economy etc. in the second half of this year. But how do you see — you’ve got various products in SiRFstar IV etc ramping up. You’ve got the combo chip, which you will hopefully show to customers later this year and that should ramp up in production at some point next year. How will you look at it? Would this be Q1, Q2, Q3, Q4 2012 related? And so you’re probably doing capacity planning already for next year so how do you see that ramp going into 2012 because that will be the return of CSR’s growth trajectory, hopefully? And I have a follow up.

Joep van Beurden

So I would say, as I mentioned in my earlier remarks, we are reporting and developing pretty much all the IP blocks now on 40 nanometer, not just the Bluetooth WiFi combo but the next generation of our GPS chip, the SOCs etc. Some of these chips are already sampling and we’ve talked actively about design wins that we have. So over the course, and I don’t want to be too specific of quarter, but over the course of 2012 you will see those 40 nanometer products start to contribute to our revenue. So I’d say over that year you will see those products hit the market and will hopefully help us in the overall revenue situation.

Will Gardiner

Just the one we have been a little bit more specific about is the Bluetooth WiFi combo. We have always been saying second half.

Joep van Beurden

Yes.

Sandeep Deshpande

So that will ramp to production in the second half. Okay, yes.

Is there time enough? Since you’re going to actually take it out in the second half of this year there will be a period in which you will be doing some debugging with your customers etc. So is that time enough to ramp it up in production by second half of next year?

Q2 and Half-Year 2011 Results	CSR plc

Joep van Beurden

Yes, that is definitely still consistent with that. So, as you said, we’re in the final stages of development and after that you get into the mode where you sample and debug and that is typically will take you roughly around a year before you see the mass production. I do want to reiterate, as I’ve done before, this is a complex development program and there is clearly risk involved. But as we go along and we keep hitting those milestones, the risk is coming down. But it’s not zero.

Sandeep Deshpande

Maybe you will talk about this second question in your analyst day later this year. But now you talk about 40 nanometers and the ramp up next year is 40 nanometers, what is the next technology node that you plan to go on and is there further integration? Clearly next year there is the next version of the combo and more combos that will come out, but there may be a technology road map underlying that as well?

Joep van Beurden

There is one and we will probably talk a little bit about it. But let me reiterate that in the mixed signal business you’re typically a little bit behind the leading edge on the digital side. So where on the digital side people are moving at 28, 22, in mixed signal it doesn’t really make economic sense. So we feel today with 40 nanometer we’re absolute at the forefront of the products and markets we’re in. But clearly that will not be forever and after that we’ll move on to the next one.

Gareth?

Gareth Jenkins - UBS

Thanks. I guess it’s just a quick question for Will just on OpEx and maybe gross margins as well. Your OpEx steer for the year unchanged but you have very tight discipline litigation costs coming down and discipline on the R&D side so implies sort of H2 maybe comes back up a bit. And I just wondered what you’re thinking in terms of OpEx in H2, in terms of phasing.

And also likewise on gross margin. So obviously your steer is for high 40s. Can you give us a sense of whether we’ll be at the high end of your thinking for the second half? Thanks.

Will Gardiner

Yes. So starting on the gross margin side, I would say maybe here two thoughts, pre-Zoran and post-Zoran. Pre-Zoran side I think gross margins I would expect to say similar levels as they are now. Maybe down a touch but not a significant difference from where they are now. Obviously, we’ve benefited from the mix shift over time, from the move towards more platforms. Other comments worth making, there is clearly some — we are not chasing low margin business. I think we’re being quite disciplined on that front, which again always, is always helpful. Again, $49.8m is just touching the top of that range. I’m not trying to say we’re going to be very much at the top, but in and around that level would be fair.

Q2 and Half-Year 2011 Results	CSR plc

On the OpEx side, again I think $305m to $315m, fair enough. We have been — some of the elements that drove the Q2 number down were variable issues, right? Some of those will bounce back in the second half of the year. So some up-tick in expense from Q2, Q3, Q4 will be expected. Currently I would see Q3 and Q4 relatively even, but again I think very much in that $305m to $315m range.

Obviously once we get into the Zoran picture we’ll give you guys a much more complete picture at the analyst day I think on two fronts. One is clearly they are a somewhat higher margin business than we are at the gross margin level, which will help, but clearly we expect to deliver significant cost and (inaudible) synergies through 2012. So I would expect we will be coming back to you and saying this is where we think the gross margin target should be for the combined visit. And I think we’ll also give you some clarity, as you’ve said, very confident we should be able to get the cost savings out and I would hope to be able to give you a bit more color on how that will phase over Q3, four, one, over the next three quarters.

Joep van Beurden

Nick?

Nick Hyslop - RBC Capital Markets

Thank you. Now that we are in Q3 and the combo chip was always due to be around Q3, could you just for the uninitiated explain is there now a working version of this product that you’ve seen, that you’re happy with? And what sort of final issues might that product still have? And when you mentioned that there is still risk, could you give us an idea of what you really mean by that?

Joep van Beurden

Sure.

Nick Hyslop

So just for the uninitiated tell us exactly where we are and how this — what your confidence is of sampling this product.

Joep van Beurden

So, as I mentioned, we are towards the end of the development. I see the finish line is in sight. So that means so give it a couple of more weeks and then we will be in a position to actually take out the product and get it back. So that will be the time when you enter a fundamental next phase, which is generic, by the way, for all chip development programs. You get the product back, you start to sample it and debug it. Now generically for complex products such as this one that will take you anywhere between three to four quarters, so about a year. So we’re very much still on that cycle.

Any complex chip development has risks involved. We’re pushing the boundary. This is a 40 nanometer chip with a new layout. You’re using new tools. There is a lot of firmware development that needs to happen in parallel. All of that of course is managed very closely in the course of how we manage these type of projects. So I would say within that backdrop I’m pretty pleased with the progress we are making on our 40 nanometer portfolio, including the Bluetooth WiFi product.

Q2 and Half-Year 2011 Results	CSR plc

Now when it comes to risk, as with all these developments there is always the risk that the chip comes back and that there is an issue that you then have to resolve, which will impact the timing. Nothing specific to this program. That is generic. And if you launch a product, the risk is at a certain level unless you hit these milestones of that risk is coming down. So I just want to make sure people understand that as we progress through this the risk of the past since we first talked about this at the end of 2010, that risk has come down but it’s not zero. So it’s nothing specific to this particular product. It’s, as you say, for the uninitiated, this is true for every significant chip development that we or another company undertakes.

Nick Hyslop

You’re as confident as you can be that it samples?

Joep van Beurden

Correct.

Eoin Lambe - Liberum Capital

Just a quick question on your Handset division. I wonder what’s going to support its revenue over the next four quarters outside of Samsung Galaxy SII until your combo ramps in Q3’12. Should we see Handset revenue decline more from here?

And then second one is on Zoran guidance. They’re guiding to 23% sequential growth in Q3, which seems very punchy in the current environment. Are you happy with that guidance?

Joep van Beurden

So on the Handset side I don’t want to be too, as I said, I don’t want us to spread out too much, but if you see over the next couple of quarters, and we talked about our catalyst for growth on the feature-phone side, it is our Bluetooth family ramping into tier ones with feature-phones across the globe. On the smartphone side it is GPS. It’s the Samsung Galaxy S and I just earlier talked about the fact that we have quite good traction with other smartphones (inaudible) there as well. And then in the second half of 2012, when our Bluetooth WiFi combo is going to be ramping into production according to our expectation, that will be then the final catalyst for growth for that part of the business.

When it comes to Zoran, I would say the way they guided, the cost level, the margins I think is in line with our expectations so there’s no real surprises there.

Eoin Lambe

And the sales level?

Joep van Beurden

Including the sales level.

Eoin Lambe

Thank you.

Q2 and Half-Year 2011 Results	CSR plc

Andrew Gardiner - Barclays Capital

Just a question on the Automotive business. You’ve highlighted the four lead customers for the new 40 nanometer platform. I’m just wondering whether you can characterize those customers in a bit more detail in terms of type of OEM and perhaps the range of car that it’s going into?

And also given slightly longer design cycles or sales cycles for these customers, how are you finding the competitive environment as you’re perhaps broadening your scope with some of these new products within the automotive market?

Joep van Beurden

Yes. So I’d say earlier — related to my earlier answer, the trend in automotive is squarely to take PND light products and get the design in-dash. We call it infotainment, so it’s everything to do with GPS navigation systems, your audio playback, your Bluetooth handsets, WiFi, a tethering of the car to the outside world. That is a big trend and with our road map and with the excellent relationships that we have with pretty much all automotive manufactures and their suppliers, our design traction on our pipeline is excellent. And adding four of these to that pipeline, this is all about momentum, bodes well for the future when these things will hit the market.

Now infotainment, the in-dash GPS navigation and all sorts of high end features, is coming down from high end cars, to the medium end, to the lower end. So we expect that over the coming years you will see more and more cars with this type of functionality in the dashboard. And we have all the IP and all the technology to enable that.

Andrew Gardiner

So some of the newer wins more for these volume-type car ranges as opposed to the higher end there?

Joep van Beurden

Yes. You can see that trend. It’s forward looking because these design cycles, as you probably know, are quite long in some cases, a couple of years in some cases. You can see that this trend is to move from the high end to the medium end.

Jonathan Crossfield - Bank of America - Merrill Lynch

You mention in the press release that you’ve tested your NFC IP. Could you just talk about what the means in time to a product, whether you’ve engaged with any customers and how that would fit with the sort of secure elements of an NFC solution?

Joep van Beurden

So the NFC situation, we’re very excited about that technology and its applications in the handset market. We are, I think it’s fair to say, still waiting for the inflection point. Lots of people talk about it. It hasn’t really happened yet. I’m sure it will. I’m not entirely sure when, but it will.

The way this we expect to go is initially you will see standalone NFC chips. Today, the way this is shaping up, there are two companies active there. It’s NXP and Inside

Q2 and Half-Year 2011 Results	CSR plc

Secure, the French company, but closely after that, we think that NFC radio is going to get integrated in combination silicon. So the reason we take this chip out is to ensure that we have that IP at 40 nanometers in a stable fashion so if and when the time comes that this is now integratable, we have that IP block and we can quickly respond. But so far, if you ask me when that will happen, I really don’t know, but we’re following that market quite closely.

Jonathan Crossfield

Then just as a follow up, with the conversion of a lot of your IP blocks to 40 nanometer, do you think that will enable you to accelerate the launch of new products around the combo space beyond these initial sort of Bluetooth WiFi launches that you’re planning for the second half of next year?

Joep van Beurden

We’re designing for optimum flexibility. So by putting everything on 40 nanometers and also by designing it in a way that is relatively modular, we are in a position, we are currently in a position that we can combine these blocks as we see fit in conjunction obviously with our customers. It will always be quite an involved process. It is still a substantial chip development that you do, but it gives you the flexibility to respond to market developments relatively fast.

Will Gardiner

Also worth noting that Zoran, much of their IP is also on 40. So the same thing, all the (inaudible). Johannes?

Joep van Beurden

Johannes?

Johannes Schulman - Deutsche Bank

On your Audio and Consumer segment, just a few points here. I think you’re quite happy with the stereo headset business. Just wanted to see if you could give us a bit more color on mono headsets as well, maybe remind us where you see your market share combined, and maybe also in stereo or mono at the moment if we saw any shifts from Q1.

Then the other thing is in gaming, how you see the trends here and especially for the PlayStation controllers. Is there already any slowdown you are seeing because that console is quite old or is it still ramping up because we have the new controllers and they’re wanting all those introductions? And I have another question, if I may.

Joep van Beurden

Okay. So first on the Audio side, I’d say the overall market here is north of 70%. So we’ve sustained a strong position. In the high end I think it’s more than 90%. So specifically on the stereo side, on the 5.1 surround sound, high definition sound bars as they are called and things like that, we are doing quite well. But also on the mono side, where we recently introduced quite a few new products, refreshed our product portfolio, we are consistently in a very strong position.

Q2 and Half-Year 2011 Results	CSR plc

Gaming I think is definitely subject to the overall slowdown that I’ve talked about in terms of consumer electronics. But at the same time we should indicate that it is offset a bit because some of these products are relatively new. So I’d say a bit under pressure in the sense of our expectations. If you had asked me two months ago, probably I would have been a bit more bullish, but certainly still a good second for us.

Johannes Schulman

Thank you and my other question would be again on surround, if I may. I think they were targeting to realize $30m of cost savings in 2011 as part of that whole program. If I look at the OpEx now on the second quarter, that’s just slightly decreased, I think in SG&A from Q1, if I’m not mistaken. I was just wondering if you are happy with the progress they are making? If that’s basically what you’re thinking they should achieve or what you think about that?

Will Gardiner

The comment there would be very much comfortable where they are. I think we talked about them being on a run rate in Q2 of about $260m, right? I think now they’re on a run rate actually around $240m, so actually in the quarter about a $5m reduction, which is very much — I can walk you through those numbers if you want, Johannes.

Johannes Schulman

Yes.

Will Gardiner

But the very — so yes, we think that program is making good progress. $230m was our target run rate for the end of the year and we’re very comfortable that that’s on track.

Johannes Schulman

Thank you.

Joep van Beurden

The $260m value was Q1.

Johannes Schulman

I’m so sorry.

Joep van Beurden

So Q1 to Q2, that’s the $5m.

Johannes Schulman

Thank you.

Joep van Beurden

Didier?

Q2 and Half-Year 2011 Results	CSR plc

Didier Scemama

Sorry. A bit technical but quite important, I think. If you look at android, basically the Bluetooth and WiFi chipset suppliers have won a disproportionate amount of the business because they were designing to the Android stack as a reference platform. Talking about Broadcom and potentially TI, they are indeed the ice-cream sandwich reference platform for OMAP. So what I’m trying to get to is whether your Bluetooth WiFi combo chip is designed or will be designed into one of the android reference platform defined by Google because that is a make or break effectively for that product to be successful.

Joep van Beurden

Sorry, as you can understand, it’s premature for me to be talking about any specific design wins with that chip. But the notion you have about it being on the android platform is something we’ve seen as well and we are going to make sure that chip is absolutely compliant with the android platforms.

Didier Scemama

When you go through the mechanics of it, can you actually go on to the whatever, next generation android OS platform if you’ve not been designed initially as the reference platform?

Joep van Beurden

Yes, you can, which of course you have to make in the development cycle in the way you develop that chip, including the firmware and the software, you can make sure it stacks up.

Didier Scemama

Doesn’t that mean that the OEM have to basically reword the software to make your chip work with what is the initial platform?

Joep van Beurden

No.

Didier Scemama

No? So it can be done really quickly?

Joep van Beurden

It’s between now and a year until we went for mass production and I am confident that we will in that time make sure that it is suitable for those platforms. It’s key, as you mentioned.

Didier Scemama

Thank you.

Joep van Beurden

So on the phone?

Q2 and Half-Year 2011 Results	CSR plc

Lee Simpson - Jefferies International

Hi. Good morning gentlemen. Maybe just a quick clarification question if I could. Maybe going back to the last question there. Can you clarify that Google still retains ownership of the API definition for connectivity in ice cream and in jello?

Further the question on NFC, we’re hearing that rivals will have combos ready for 2013 at 40 nanometers. Can you give us some assurance that the IP that you have is qualified at 40 nanometers and can probably meet the roll out in, let’s say, mid to late 2013?

And maybe a sort of more general question. There seems to be a steady cadence to the acquisition strategy at CSR. I just wondered if you could give us a feel for how you might bend future acquisitions. Would you move towards high performance analogue perhaps looking at MEMS or would you always looks towards RF-type acquisition strategy? Thanks.

Joep van Beurden

Okay. That’s quite a few questions, Lee. Thank you.

Lee Simpson

No worries.

Joep van Beurden

So on the IP front, so, as we mentioned, we have been investing in 40 nanometers for I believe now about three years, slightly more. So I can state with complete confidence that all porting that we do, having done around 16 test chips before we started to port the actual blocks, I can state with complete confidence that 40 nanometer IP is completely compliant with everything and everything you need to be successful at that technology node.

In terms of our M&A strategy, Lee, we have been quite active on that front, first with SiRF and now with Zoran. I think you can — we will continue to scan the market for opportunities. It is going to be very much in line with our strategy that we followed over the past three years, i.e. adding a relevant IP to create platforms that will make us more relevant to our end consumers while also at the same time diversifying in different segments to become a broader based IP company. And any acquisitions large or small in the future should follow that criteria.

Lee Simpson

Thanks.

Joep van Beurden

Any more questions? Didier, one last?

Didier Scemama

I don’t know if you can answer but on the Zoran business in Q2, we saw the Flip business obviously coming off. But I think there were a few surprises in my opinion

Q2 and Half-Year 2011 Results	CSR plc

in the results whereby the LCD TV business was strong off a low base. So maybe you can comment on that.

And also the DVD business somehow resurrected so I’m just wondering what’s driving that.

Joep van Beurden

So I think indeed, if you’ve seen, Zoran, I think it was in their Q1 talked about a good traction in the DTV business and some tier one design wins and I think they’re making good on that. On the camera side, we all know the Flip, that business has gone away. It’s just not coming back and that, you see that reflected as well.

Yes and on the DVD, I think it’s — they are in a good position and they’re basically no longer investing in that business, but they are still selling into the existing customer base, which has gone well for them.

Okay, if there’s no further questions, thank you very much.

Will Gardiner

Thank you.

Joep van Beurden

If you have follow up, you know where to find us. Thank you.

[End]

Cautionary Note Regarding Forward Looking Statements

These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the contemplated transaction with Zoran Corporation, including the expected cost, revenue, technology and other synergies from the transaction, the expected impact of the transaction for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the transaction with the Zoran Corporation, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which

Q2 and Half-Year 2011 Results	CSR plc

CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the transaction with Zoran Corporation or to satisfy other conditions to such transaction on the proposed terms and timeframe; the possibility that the transaction with Zoran Corporation does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Additional Information and Where to Find It

This presentation may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) an amended

Q2 and Half-Year 2011 Results	CSR plc

registration statement on Form F-4 (the “Amended Registration Statement”) containing an amended proxy Statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

Important Additional Information regarding Solicitation of Zoran Proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.